AURIGA USA, LLC
(A Wholly Owned Subsidiary of Auriga International, LLC)

Statement of Financial Condition

December 31, 2018

(With Report of Independent Registered Public Accounting Firm
Thereon)

AURIGA USA, LLC
(A Wholly Owned Subsidiary of Auriga International, LLC)

Statement of Financial Condition

December 31, 2018

Table of Contents




Briggs & Veselka Co.
A PROFESSIONAL CORPORATION
Certified Public Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Auriga USA, LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Auriga USA, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Auriga USA, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Auriga USA, LLC's management. Our responsibility is to express an opinion on Auriga USA, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Matter of Emphasis

As discussed in *Note 1*, the Company has discontinued its operations as a broker-dealer and has withdrawn its broker-dealer's license. The Company has not prepared a formal plan of liquidation and is in process of evaluating its future plans.

Briggs & Veselka Co.
Briggs & Veselka Co.

We have served as the Auriga USA LLC's auditor since 2018.

Houston, Texas

February 28, 2019

HOUSTON OFFICE   713.667.9147 Tel. ▪ 713.667.1697 Fax
Nine Greenway Plaza, Suite 1700 ▪ Houston, Texas 77046 ▪ www.bvccpa.com

Independent Member
BKR
INTERNATIONAL

Member of the Center for Public Company Audit Firms of the American Institute of Certified Public Accountants

AURIGA USA, LLC

(A Wholly Owned Subsidiary of Auriga International, LLC)

Statement of Financial Condition

As of December 31, 2018

Assets

Cash and cash equivalents	$	311,567
Receivable from broker		481,221
Securities owned, at fair value		369
Due from affiliates		68,383
Accounts receivable		3,000
Fixed assets, net of accumulated depreciation and amortization		55,716
Other assets		422,263
Total assets	$	1,342,519

Liabilities and Member's Equity

Securities sold, not yet purchased, at fair value	$	98
Compensation payable		137,761
Accounts payable and accrued expenses		184,474
Due to affiliates		269,101
Total liabilities		591,434
Member's equity		751,085
Total liabilities and member's equity	$	1,342,519

See accompanying notes to the Statement of Financial Condition.

(1) Organization

Auriga USA, LLC (the "Company") is a New York City based broker-dealer that is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). In August 2018, the Company became the wholly owned subsidiary of Auriga International, LLC, (the "Parent"), a New York limited liability company ("LLC"). On December 26, 2018, the Company discontinued its operations and elected to withdraw its registration with FINRA. Although the Company has not yet prepared a formal plan, the Company intends to liquidate its remaining non-cash assets, settle its liabilities and terminate contractual obligations while reviewing future plans. The Company has sufficient capital to manage the firm in the near term.

The Company generated revenue by providing brokerage services for fixed income securities and proprietary trading in fixed income securities.

(2) Summary of Significant Accounting Policies

(a) Basis of Preparation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and generally accepted accounting practices within the broker-dealer industry. In preparing financial statements in accordance with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

(b) Cash and Cash Equivalents

The Company considers its investments in financial instruments with original maturities of less than 90 days to be cash equivalents. Cash and cash equivalents are held primarily at major financial institutions.

As of December 31, 2018, the Company had amounts exceeding the Federal Deposit Insurance Corporation ("FDIC") insurance coverage as the majority of the cash and cash equivalents amounts were held in a non-interest bearing account with First Republic Bank. The FDIC insurance coverage per depositor per institution for all non-interest bearing accounts is $250,000 as of December 31, 2018. As of December 31, 2018, the Company had a balance in its account at First Republic Bank of $311,567.

(c) Securities Transactions

The Company earns revenues from transactions executed as agent or riskless principal as well as from fixed income proprietary trading activities. These activities and associated commissions revenue and related expense are recorded on a trade date basis.

The Company recognizes certain financial instruments at fair value. Fair value is estimated at a specific point in time, based on relevant market information or the value of the underlying financial instrument. Financial instruments are recorded on a trade date basis. For more information on fair value, see Note 3 – Fair Value Measurements.

(d) Securities Sold Under an Agreement to Repurchase

The Company enters into transactions involving securities sold under agreements to repurchase ("repurchase agreements") in order to finance the Company's trading inventory. Securities sold under agreements to repurchase are accounted for as financing transactions and are recorded on a settlement basis. Interest and the annual fee on the repurchase agreement are accrued and included in the statement of financial condition in due to affiliates.

(e) Notes Receivable

In August of 2016, the Company purchased a convertible promissory note (the "Note") with a principal balance of $180,000 and an annual interest rate of 8% from a Member of the Parent for $180,000. The Note, which was originally between the Parent and one of its Members, is now between the Company and the Parent. At the time of the purchase, the Note had accrued interest of $8,000. The Note's contingent conversion option provides the Company with the right, but not the obligation, to covert the outstanding principal balance of $180,000 into 9% of the Parent's total equity in the Company. The Note had a scheduled maturity of March 15, 2017 however it had not been repaid nor extended during 2017. In 2017, the Company and Parent agreed to continue accruing interest on the Note until the conversion feature had been fully executed. In August 2018, the Note Receivable was fully converted to equity and distributed to members'.

(f) Principal Transactions, Net

Principal transactions are recorded on a trade date basis. Realized and unrealized gains and losses on trading in financial instruments, including securities, are reflected in principal transactions, net in the statement of income.

(g) Fixed Assets, Net

Fixed assets are carried at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful life of both furniture and equipment and computer equipment ranging from three to seven years. Leasehold improvements are amortized over the lesser of the useful life of the asset or the remaining lease period.

(h) Income Taxes

No provision for income taxes has been reflected in the accompanying financial statements. The Company is a single member limited liability company and a disregarded entity for tax purposes. There is no tax sharing agreement between the Company and its Parent, and there have been no distributions to the Parent for reimbursements of taxes. The Company is owned by a multi-member LLC where income earned is passed through to the underlying members and therefore is taxed like a partnership. Accordingly, the taxable income or loss of the Company is included in the New York City Unincorporated Business Tax ("UBT") tax return of the Parent.

In the state of California, the Company is required to file separately and does not allow for loss carryover. The Company pays a withholding tax and LLC tax based on revenue generated by offices in the state of California. For the year ending December 31, 2018, the Company did not accrue any amounts for withholding and LLC tax expense due to the closure of the California office in September 2017.

(3) Fair Value Measurements

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, *Fair Value Measurement* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 – Inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 – Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

As of December 31, 2018, the Company had no Level 3 assets or liabilities.

(a) Securities Owned, at Fair Value

The Company's securities portfolio is comprised of U.S. government treasuries, non-agency residential mortgage-backed securities, corporate bonds and U.S. equities. At December 31, 2018, the Company held $369 of securities reported at fair value. The securities are valued by the trading desk and corroborated by a pricing vendor that obtained the values based on recent trades in the market and based on pricing of similar securities as well as the Company's own assumptions of market conditions, underlying collateral and how market participants will price similar assets.

(b) *Securities Sold, Not Yet Purchased, at Fair Value*

Securities sold, not yet purchased, at fair value, consist of corporate bonds that the Company has sold short. The Company will be required to "cover" its short sale in the future through the purchase of the security in the market at the prevailing market price and deliver it to the counterparty from which it borrowed. The Company is exposed to a loss to the extent that the security price increases during the time from when the Company sells the security to when the Company purchases it in the market to cover the short sale. At year end, the Company held short positions in corporate bonds of $98.

The following is a tabular presentation of fair value of assets and liabilities for instruments measured at fair value on a recurring basis:

	Quoted prices in active markets for identical assets or liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total at fair value
December 31, 2018				
Assets				
U.S. equity	$ —	369	—	369
Total assets at fair value	$ —	369	—	369
Liabilities				
Securities sold, not yet purchased, at fair value:				
Corporate bonds	—	98	—	98
Total liabilities at fair value	$ —	98	—	98

(c) *Transfers between Level 1 and Level 2*

There were no transfers between Level 1 and Level 2 during the year ended December 31, 2018.

(d) *Estimated Fair Value of Financial Instruments Not Carried at Fair Value*

The following table provides the carrying amount and the fair value of financial instruments which are not carried at fair value in the statement of financial condition:

		Carrying amount	Level 1	Level 2	Level 3	Total fair value
December 31, 2018						
Financial Assets						
Cash and cash equivalents	$	311,567	311,567	—	—	311,567
Accounts receivable		3,000	—	3,000	—	3,000
Receivable from broker		481,221	—	481,221	—	481,221
Due from affiliates		68,383	—	68,383	—	68,383
Total financial assets	$	864,171	311,567	552,604	—	864,171
Financial Liabilities						
Due to affiliates	$	269,101	—	269,101	—	269,101
Total financial liabilities	$	269,101	—	269,101	—	269,101

The fair value of the financial assets and liabilities above are considered to approximate their carrying amounts because they have limited counterparty credit risk, are short term in nature and/or bear interest at market rates.

(4) Securities Sold Under an Agreement to Repurchase

Securities sold under an agreement to repurchase, which are accounted for as secured borrowings, are reflected at the amount of cash received in connection with the transaction. The securities sold under an agreement to repurchase are collateralized by residential mortgage-backed securities held by the Company. The Company's repurchase agreement transactions primarily encounter risk associated with liquidity. If there is a decrease in the fair value of the collateral pledged in the repurchase agreement, the Company could be required to provide additional collateral to the counterparty. This would decrease the amount of assets for other liquidity needs.

The Company entered into a master repurchase agreement with Auriga Global Investors SV S.A. ("AGI") in February 2013. The repurchase agreement allows for maximum of $8,000,000 of securities sold that must be repurchased within 180 days at a rate of 7% per annum and an annual fee of $180,000 for use of the facility. The maximum can be increased with written notice 30 days prior to the date on which the line would increase. Both the interest and fee are included in interest expense on the statement of income.

(5) Fixed Assets

At December 31, 2018, fixed assets consist of the following:

	Cost	Accumulated Depreciation and Amortization	Net Fixed Assets
Computer equipment	$ 9,591	$ (7,992)	$ 1,599
Leasehold improvements	37,133	(12,378)	24,755
Furniture and equipment	44,043	(14,681)	29,362
	$ 90,767	$ (35,051)	$ 55,716

The Company believes that the fixed assets as of December 31, 2018 are recoverable and no impairment has been recorded.

(6) Other Assets

At December 31, 2018, other assets consist of the following:

	Amount
Prepaid expenes	$ 100,632
Deposits	216,736
Sales draws	104,895
	$ 422,263

(7) Regulatory Requirements

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain the greater of minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness. Net capital and aggregate indebtedness change day-to-day, but as of December 31, 2018, the Company had net capital of $219,256, which was $119,256 in excess of its required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 2.70 to 1.

The Company maintains proprietary accounts with the clearing broker ("PAB assets") for trading, deposits, errors, accommodations and sundry expense purposes. The Company regularly trades for its own account. PAB assets are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, that the clearing broker perform a computation of PAB assets similar to the customer computation set forth in Rule 15c3-3.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

On December 26, 2018, the Company filed "Form BDW" with FINRA to terminate its broker dealer license.

(8)   Related Party Transactions

The following table presents the Company's related party assets and liabilities as of December 31, 2018:

	Auriga Global Investors SV S.A.	Auriga Capital Management LLC	Auriga Services LLC	Auriga USA Asset Management LLC	Total
Assets					
Due from affiliates	$ —	28,661	—	39,722	68,383
Total	$ —	28,661	—	39,722	68,383
Liabilities					
Due to affiliates	247,952	—	21,148	—	269,100
Total	$ 247,952	—	21,148	—	269,100

(a)   Transactions with the Parent (Auriga Services, LLC)

The Company entered into an expense sharing arrangement with the Parent on June 1, 2011. The agreement provides the Parent with reimbursement of expenses and services such as, but not limited to, administrative support, technology and accounting provided to the Company.

For the year ended December 31, 2018, the Company incurred expenses in conjunction with the expense sharing agreement; additionally the Company paid $36,000 on behalf of an affiliate. The Company paid a total of $90,000 to the Parent in relation to the agreement and had a balance of $21,148 due at year end.

Details of fees paid to Parent are shown in the following table:

Fees paid to Parent:		
Employee compensation and benefits	$	89,341
General and administrative		30,659
Total fees paid to Parent	$	120,000

The Company made distributions to the Parent totaling $5,195,713 during 2018.

(b) **_Transactions with Auriga Global Investors SV S.A._**

The Company entered into a master repurchase agreement with AGI in February 2013, see Note 4 – Securities Sold Under an Agreement to Repurchase.

At December 31, 2018, the Company did not have a balance outstanding as an obligation to repurchase. During the year, the Company had an average balance of $2,787,070 with a maximum month end balance of $6,044,084. The Company, during the year, incurred interest expense and fees related to the agreement, of which $247,952 remains accrued at December 31, 2018.

(c) **_Transactions with Auriga Capital Management, LLC_**

The Company incurred expenses for support services, including but not limited to, IT support and general office support provided to Auriga Capital Management, LLC, an affiliate. For the year ended December 31, 2018, the Company incurred expenses during the year and had a receivable balance of $28,661 due at year end.

(d) **_Transactions with Auriga USA Asset Management, LLC_**

The Company incurred expenses for support services, including but not limited to, legal and general office support provided to Auriga USA Asset Management, LLC, an affiliate of the parent, during the course of the year. The Company, during the year, incurred expenses and had a receivable balance of $39,721 due at December 31, 2018.

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(9) Transactions with Clearing Broker

The Company trades and clears all of its trades through its clearing broker. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

The Company may use margin provided by the clearing broker during the year for the purchase of agency securities and to cover temporary shortfalls in clearing activity. During the year the Company's margin borrowings averaged approximately $3.73 million per day and had a maximum borrowing of approximately $28.97 million.

At December 31, 2018, the Company had a net $481,221 receivable from broker balance, of which, $350,000 is held in deposit as required by the clearing agreement.

(10) Concentration Risk

In the normal course of business, the Company executes with its clearing broker, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future on behalf of its customers.

Additionally, the Company, during normal trading activity, may hold securities of a single class or series of an issuer in its accounts that exceed 10% of its tentative net capital creating an undue concentration. As of December 31, 2018, the Company's securities portfolio was comprised of long and short securities positions. The Company's long positions were comprised of three mortgage-backed securities and an equity position held at year end. The Company's short securities positions were comprised entirely of corporate bonds. Undue concentration deductions have been made on the individual securities in the Company's net capital calculations in accordance with the SEC's net capital requirements at December 31, 2018.

(11) Commitments and Contingencies

(a) Litigation Matters

The Company is subject to legal proceedings, claims, and litigations arising in the ordinary course of business.

In June 2018, the Company was named in lawsuit alleging the Company was party to the fraud committed by a former employee under the theory of *respondeat surperior*. In August 2018, the Attorneys acting on behalf of the United States of America filed and were granted a stay of proceedings until the conclusion of the criminal litigation filed against one of the defendants in the lawsuit. The Company is not party to any criminal litigation or proceedings in connection with the filings of June 2018.

In December 2015, the Company was named as a co-respondent in a complaint filed with FINRA arbitration related to the hiring of two current employees. The Claimant has alleged that the Company disregarded the non-compete and non-solicit obligations the new employees had with the Claimant. The Company, based on the facts of the case, believes that the claims are without merit and will defend itself against these claims. In July 2017, the Company filed and was granted a motion to dismiss based on the facts of the case presented during the arbitration hearing. The arbitration panel reserved its ruling on the Company's motion for attorneys' fees and expenses related to its defense until the conclusion of the hearing. In January 2018, the Company was awarded partial relief of legal fees and expenses related to its defense in the FINRA arbitration hearing that was concluded in December 2017. The Company received $379,637 in August of 2018.

The Company will defend itself vigorously against these and any such claims. Although the outcome of these matters is not determinable, management does not expect the ultimate costs to resolve these matters will have a material effect on its financial condition.

(b) Lease Commitments

The Company leases office spaces in Radnor, PA and Chicago, IL. The Company surrendered its lease in New York, NY on December 31, 2018.

The following is a schedule by year of future minimum annual rental payments under the leases at December 31, 2018:

	Lease Expiration	2019	
New York, NY	12/31/2018	-	Lease surrendered 12/31/18
Chicago, IL	7/31/2019	14,525	
Radnor, PA	8/31/2019	12,416	

(12) Employee Benefits Plans

In December 2012, the Parent created the Auriga Services LLC 401(k) Profit Sharing Trust (the "Plan"), a defined contribution plan under Section 401(k) of the Internal Revenue Code, for the benefit of the Company and its affiliated companies. The Plan's year end is December 31st and has an annual profit sharing feature. The Parent, at its sole discretion, determines the amount, if any, of profit to be contributed to the Plan. Additionally, the Parent may be required to make a Qualified Non-Elective Contribution ("QNEC") to certain non-highly compensated employees within the plan.

The Company may be subject to additional compensation and benefits expense as a result of the Plan and its profit sharing feature through the expense sharing arrangement between the Company and its Parent. As of the year ending, December 31, 2018, the Company had not accrued any expense related to the Plan as part of the expense sharing agreement.

(13) Subsequent Events

The Company has evaluated events and transaction that occurred during the period from the balance sheet date through February 28, 2019, the date the Company's financial statements are available to be issued.

In February 2019, the Company filed a motion to have the fraud complaint dismissed in its entirety.

Additionally, on February 25, 2019 the Company's request to withdrawal its broker dealer license was accepted by FINRA.